

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 26, 2008

Michael J. Bongiovanni
President
BMX Development Corp.
19720 Jetton Road, 3rd Floor
Cornelius, NC 28031

> **Re:** **BMX Development Corp.**
> **Form 10-KSB and 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008 and November 24, 2008, respectively**

Dear Mr. Bongiovanni:

We have considered your amended 10-KSB dated November 24, 2008 and have the following comments. As noted in our comment letter dated November 13, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note that management continues to believe that during the evaluation of disclosure controls and procedures no material weaknesses were identified, implying your disclosure controls and procedures were effective as of the end of the fiscal year. Please note that the definition of disclosure control and procedures provided in Rule 13a-15(e), indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gove/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act Reporting. It appears to us that your failure to provide your report on internal control over financial reporting for fiscal year 2007 on a timely basis appears to be a clear indicator that your disclosure control and procedures were not effective as of the end of the fiscal year. The omission of a material disclosure on a timely basis, even if inadvertent, is a strong indicator the disclosure control and procedures are ineffective. In light of these facts, it appears that you should amend the 10-KSB to disclose that your disclosure controls and procedures were not effective as of the end of the fiscal year.

2.   We note that you filed your Principal Executive Officer and Principal Financial
        Officer certifications under Item 601(b) (31) of Regulation S-B. Please revise
        these certifications to include the language of paragraph 4(b) of Item 601(b) (31)
        of Regulation S-B.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments through
correspondence over EDGAR within 10 business days or tell us when you will provide us
with a response. You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-
3351 or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have
questions regarding comments on the financial statements and related matters. Please
contact me at (202) 551-3810 if you have any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director